BEST AVAILABLE COPY

02024455

0-25887

P.E. 12-31-2001

PROCESSING SECTION
MAR 18 2002
363



PRIVATEBANCORP, INC.

FOCUS

2001 ANNUAL REPORT

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

PRIVATEBANCORP INC

PRIVATEBANCORP
I N C.

PRIVATEBANCORP, INC.

IS THE HOLDING COMPANY FOR

THE PRIVATEBANK AND TRUST COMPANY

AND THE PRIVATEBANK (ST. LOUIS),

WHICH ARE ORGANIZATIONS OF

SENIOR BANKING OFFICERS WHO

PROVIDE PREMIUM PERSONAL AND

COMMERCIAL BANKING SERVICES TO

INDIVIDUALS, PROFESSIONALS AND

THEIR BUSINESS INTERESTS.

CONTENTS

Financial Highlights	[2]
Letter to Shareholders	[7]
Market	[10]
Clientele	[12]
Service	[14]
Results	[16]
Future	[22]
Financial Report	[28]
Board of Directors	[30]
Managing Directors	[31]
Advisory Boards	[32]

BEST AVAILABLE COPY

2001 Financial Highlights

PrivateBancorp, Inc.

Total Assets
in millions


1997
311.9
1998
416.3
1999
518.7
2000
829.5
2001
1,176.8

Trust Assets Under Administration
in millions


1997
469.6
1998
611.7
1999
729.9
2000
777.8
2001
722.7

Net Income
in thousands


1997
2,145
1998
3,010
1999
2,915
2000
4,425
2001
6,200

Earnings Per Share


1997
0.65
1998
0.86
1999
0.69
2000
0.92
2001
1.28

Total Loans
in millions


1997
218.5
1998
282.0
1999
397.3
2000
598.7
2001
780.8

Total Deposits
in millions


1997
285.8
1998
365.0
1999
453.1
2000
670.2
2001
850.5

Total Capital
in millions


1997
24.7
1998
29.3
1999
47.1
2000
54.3
2001
62.3

Book Value
in dollars per share


1997
7.67
1998
8.53
1999
10.26
2000
11.73
2001
12.97

BEST AVAILABLE COPY

"If there is one word that describes a core strength of The PrivateBank, that word would be focus."

Ralph B. Mandell

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER



A LETTER FROM RALPH B. MANDELL

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

To Our Shareholders,

2001 marked the tenth anniversary of PrivateBancorp, Inc. and resulted in another solid year of record earnings and balance-sheet growth. In fact, we passed the $1 billion milestone in total asset size during a year marked by the tragedy of the September eleventh attacks, an ongoing economic recession, and an unprecedented series of Federal Reserve interest rate reductions. Our strong performance amidst these challenges affirms our strategy of *focusing* on providing a premium level of service to our clients unmatched by other financial institutions in our markets. We intend to continue to capitalize on this core strength in the coming years.

PrivateBancorp, Inc. again demonstrated outstanding growth in 2001. Specifically, net income for the corporation grew to $6.2 million or $1.28 per diluted share compared to net income of $4.4 million or $0.92 per diluted share in 2000, a 40 percent increase in earnings per share. Excluding one-time charges, our earnings for 2000 were $4.8 million, or $1.00 per diluted share. Our 2001 earnings per share increased 28 percent as compared to the prior year's earnings per share, adjusted to exclude the 2000 one-time charges. Our balance sheet grew 42 percent in 2001 to $1.2 billion in total assets, with loans growing to $781.0 million or a 30 percent increase year over year. Despite the challenging economic environment, we are pleased that our asset quality remains strong with non-performing loans to total loans at 0.41 percent and non-accrual loans to total loans at 0.09 percent. Deposits grew to $850.0 million or a 27 percent increase at year-end as compared to the prior year. Trust assets under administration declined modestly in 2001 as the steep market decline outweighed an increase in assets from new business generated during the year.

I am gratified to report that prior investments made in key personnel and efforts to expand our geographical franchise and service capabilities have begun to contribute to our financial performance, and we continue to build momentum in these areas. Our most recent investments including the addition of our seventh Chicago area office in Geneva, which opened in mid-2001, and the substantial progress made by The PrivateBank (St. Louis), which opened in mid-2000, are excellent examples of this success.

In recognizing the increasing scope and complexity of our growing organization, we promoted Hugh McLean and Gary Collins to Vice-Chairmen and Directors of the The PrivateBank and Trust Company. In addition, we made several other key hires to broaden our management team including Robert Griffiths who will manage our Wilmette office and John Kang who will lead our wealth management efforts in St. Louis.

We are enthusiastic about the future as we position the company to best take advantage of strategic opportunities. In that regard, we continue to direct our energies toward building the breadth and depth of our Wealth Management area. As the demand for wealth management expertise continues to rise at a rapid pace in our markets, we will bolster our efforts to grow market share in this area. As a result, we are very focused on acquiring additional asset management and financial planning capabilities as well as other fee-income-generating lines of business. Further, we will look at opportunities to establish The PrivateBank concept in other selected markets that have strong economies and a potential base of affluent clients that have become disenfranchised by bank consolidations. We believe that all of these efforts will become increasingly important in continuing to build our value as a franchise.

While 2002 has begun with both the recession and a new war, we continue to be optimistic about our prospects for growth in our chosen markets as we stay true to our focus and mission. A special thank you to our clients, employees and friends as well as our Board of Directors and you, our shareholders, for your continued support and interest in our company.

Ralph B. Mandell

RALPH B. MANDELL
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER



FOCUS
ON OUR POSITION WITHIN THE
MARKET

"We focus on a well-defined, sizable niche in the market– a segment that cannot be serviced properly by typical retail banks, and is not serviced properly by most of the larger institutions."

Hugh H. McLean

VICE CHAIRMAN



Over the years, we have maintained a strong sense of who we are as an organization. We have grown to become a well-respected financial institution in Chicago and St. Louis, and we continue to position ourselves to become an industry leader in our markets. One of our strongest commitments continues to be managing our growth while maintaining the highest standards of professionalism and premium service. We will always differentiate ourselves from the impersonal, volume-driven, commodity-oriented institutions that are common in our markets, and we intend to maintain the distinctive position we have earned. We see a great deal of opportunity to leverage this approach in all aspects of our business and draw confidence from a sound foundation built from an enviable base of clients.


FOCUS
ON OUR
CLIENTELE



"Over the years we have become very astute at identifying the type of clientele whose needs we know we can satisfy and whose expectations we can consistently exceed."

GARY S. COLLINS

VICE CHAIRMAN

We are very well attuned to the types of individuals who become clients of The PrivateBank. We will continue our strategy of attracting and serving the affluent market, which includes high-net-worth individuals, entrepreneurs, business leaders, real estate investors, and their business, professional and personal interests. This is a rapidly growing segment in the markets we serve.

We focus on understanding our clients' requirements, frustrations and high expectations and have become increasingly well equipped to deliver solutions for them. We have learned to anticipate client needs, as we are committed to responsiveness and working on our clients' timetables. With this singular focus on our clients' requirements, we lay the foundations that create and support lifetime relationships. Our eleven years of robust growth validates our focus in this area and positions us well for an increasingly positive future.


FOCUS
ON
SERVICE



"As we move forward, our emphasis will be to continue developing our client relationships. That puts us in the best position not only to problem solve, but also to anticipate needs."

THOMAS S. PALMER

SENIOR TRUST OFFICER

Superior service delivered consistently starts with a mindset – a set of values that cannot be readily taught, but is inherent in certain people. We make it a point to attract such individuals to become part of The PrivateBank. Our selective hiring practices, combined with continuous training, put in place the very best personnel to interact with our clients.

Each of our offices is staffed with a Managing Director who is also a bank principal with years of senior-level experience. These individuals have the capabilities and dedication to make the key decisions and to tailor solutions to ensure each client's welfare. This focus enables us to provide the highest quality of service with integrity and provides us with a significant source of continuing referrals upon which we will continue to build our business. Our approach gains the continuing trust of our clients, which is so vital to our mutual success.


FOCUS
ON
RESULTS

"Ultimately, our results reflect the level of quality we strive for in everything we do."

Gary L. Svec

CHIEF FINANCIAL OFFICER



Our financial performance for 2001 was very strong despite the economic downturn experienced nationally. We are very proud of our results and are pleased to report significant improvements in all of our key financial metrics. Over the past year, we continued our emphasis on both loan and deposit growth across the markets we serve. We reached another milestone in 2001 by exceeding $1.0 billion in total assets.

Since year-end 1995 to December 31, 2001, we have grown our asset base at a compounded annual rate of 35 percent to $1.2 billion. During the same period, loans have grown at a compounded annual rate of 36 percent to $781.0 million, deposits at a compounded annual rate of 30 percent to $850.0 million and trust assets under administration at a compounded annual rate of 24 percent to $722.7 million. Net income and earnings per share

"The PrivateBank concept has been very well received in the St. Louis market. And fostering the economic growth of the communities we serve is an integral part of this concept."

RICHARD C. JENSEN

CHAIRMAN AND
CHIEF EXECUTIVE OFFICER
THE PRIVATEBANK (ST. LOUIS)



have grown at a compounded annual rate of 35 percent and 24 percent, respectively, during the six-year period ended December 31, 2001.

Each of our seven Chicago area offices made significant strides in 2001 to broaden its client base and enhance its performance. Our newest office, opened in May 2001, is strategically located in the Herrington Train Station in Geneva. This office, which reaches a significant number of professionals on their daily commute as well as a desirable local clientele, complements our existing Fox Valley office in St. Charles.

Our St. Louis bank, which opened in mid-2000, has grown to almost $100 million in assets and has greatly expanded its service offerings with the addition of both Wealth Management and residential mortgage origination. Our experienced management team is building the brand in St. Louis and the





ALLAN D. IVIE, IV

PRESIDENT AND CHIEF OPERATING OFFICER
THE PRIVATEBANK (ST. LOUIS)

SANFORD B. SCOTT

MANAGING DIRECTOR
THE PRIVATEBANK (ST. LOUIS)

market has been very receptive to what they are doing.

These growth accomplishments, which were achieved in a memorable year in history, are an affirmation of the integrity of our core strategies and mission.

Our focus is also very close to home as we continue our support of Community Development projects. In 2001, The PrivateBank committed more than $49 million to projects throughout the areas we serve, such as helping former Chicago Alderman Ted Marzola of New West Realty. Mr. Marzola has been developing projects in emerging neighborhoods for over 20 years. Recently Mr. Marzola planned to convert a large, vacant, former commercial/industrial building into an affordable residential property with over 200 units. We were able to provide a significant acquisition loan to purchase the



Nicholas S. Giuliano

MANAGING DIRECTOR
OAK BROOK OFFICE



James A. Ruckstaetter

CHIEF CREDIT OFFICER AND MANAGING DIRECTOR
CHICAGO OFFICE

property and are working with him through the HUD financing process.

We have developed ongoing relationships with not-for-profit agencies such as Neighborhood Housing Services of Chicago (NHS), the Mid-Valley Neighborhood Improvement Association of St. Charles, as well as other organizations that work on housing issues in Illinois. Our collaboration with the Community Investment Corporation (CIC) and the Illinois Mortgage Bankers Association (IMBA) helps provide financing for multifamily property renovation, helps mortgage lenders understand available government assistance programs, and does important work toward curbing predatory lending practices in the state.

In St. Louis, we have made credit available to Beyond Housing for the purpose of financing homes that will be leased to low- and moderate-income families. Beyond Housing focuses its



Robert P. Griffiths	Alan H. Kohn	Thomas N. Castronovo	Mark L. Kosiek
Managing Director Wilmette Office	Managing Director Lake Forest and Winnetka Offices	Director of Marketing and Managing Director St. Charles and Geneva Offices	Managing Director Chicago Office

efforts on St. Louis County and is a great fit for us in many ways.

In addition, we have been an active lender on projects located in moderate-income census tracts, including acting as the lead bank in a large condo conversion project of the old Wire Works building, in an area undergoing a renaissance in the City of St. Louis.

Our efforts in Community Development are driven by our desire to be responsible and active in the communities in which we live and work. This view is upheld at an individual level among our employees. We have continuous education programs stressing the importance of community involvement, and our staff maintains a high level of involvement, providing hands-on commitment by serving on numerous non-profit Boards and committees.


FOCUS
ON THE
FUTURE

"The quality of our service is totally dependent on the quality of our staff and how well we execute. We will continue to deliver the quality and continuity that builds lifetime relationships with our clients."

Ralph B. Mandell

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER



We are increasingly optimistic about the future as we continue to build our franchise around our existing offices and people. Of particular importance is our focus on building a well-rounded Wealth Management area with enhanced expertise, services and products. We intend to accomplish this through acquiring additional asset management and financial planning capabilities. Longer term, we will look at opportunities to establish The PrivateBank concept in other selected markets beyond the Chicago and St. Louis areas. We will concentrate that effort on markets that have healthy economies and a potential base of affluent clients that have become increasingly disenfranchised by the movement toward bank consolidation. Finally, we will continue to invest in the latest technology and in our most critical resource, our people, to enhance our ability to optimally serve our clients. We believe that each of these efforts will better serve our clients, broaden our reach, and will positively impact earnings and shareholder value over the long term.

DEDICATED

TO BUILDING

AND PRESERVING

WEALTH

PrivateBancorp, Inc.

FINANCIAL REPORT

[in thousands, except per share data]

FISCAL YEARS ENDED DECEMBER 31

Income Statement Data

Net interest income (FTE)
Less: Provision for loan losses
Non-interest income
Non-interest expense
Income before tax and extraordinary items
Less: (FTE) adjustment
Less: Income tax provision
Net income to common shareholders

Per share Data

Net income (Diluted)
Dividend
Book value
Actual shares outstanding (Period end)

Profitability and Operating Ratios

Return on average assets (ROA)
Return on average total equity (ROE)
Net interest margin (FTE)
Efficiency ratio

Balance Sheet Data

Total assets
Total loans
Total deposits
Total stockholders equity
Total equity/Total assets
Loans to deposits
Trust assets under administration

Asset Quality Ratios

Non-performing loans/Total loans
Allowance for loan losses/Non-performing loans
Allowance for loan losses/Total loans
Net charge-offs/Average loans
Non-performing assets/Total assets

2001	% Change	2000	1999	1998	1997
$29,736	20.4%	$24,700	$16,377	$12,065	$10,042
3,179	88.1%	1,690	1,208	362	603
6,123	93.2%	3,169	2,004	1,320	1,210
22,652	21.7%	18,606	12,087	8,089	7,262
10,028	32.4%	7,573	5,086	4,934	3,387
1,777	100.8%	885	914	85	–
2,051	-9.4%	2,263	1,257	1,839	1,242
6,200	40.1%	4,425	2,915	3,010	2,145
$1.28	39.1%	$0.92	$0.69	$0.86	$0.65
0.11	10.0%	0.10	0.10	0.08	0.07
12.97	10.6%	11.73	10.26	8.53	7.67
4,804	3.9%	4,624	4,590	3,431	3,217
0.65%	3.2%	0.63%	0.65%	0.85%	0.80%
10.59	20.2%	8.81	7.66	11.27	9.49
3.24%	-10.7%	3.63%	3.79%	3.64%	4.01%
63.17	-5.4%	66.76	65.76	60.82	64.53
$1,176,768	41.9%	$829,509	$518,697	$416,308	$311,872
780,771	30.4%	598,724	397,277	281,965	218,495
850,495	26.9%	670,246	453,092	364,994	285,773
62,304	14.8%	54,249	47,080	29,274	24,688
5.29%	-19.0%	6.53%	9.08%	7.03%	7.92%
91.8	2.7%	89.4	87.7	77.3	76.5
$722,713	-7.1%	$777,800	$729,904	$611,650	$469,646
0.41%	70.8%	0.24%	0.21%	0.36%	0.24%
262	-38.1%	423	548	336	578
1.06	3.9%	1.02	1.14	1.21	1.40
0.15	-16.7%	0.18	0.03	–	–
0.27	58.8%	0.17	0.16	0.24	0.17

Board of Directors

PrivateBancorp, Inc.

Ralph B. Mandell	Chairman, President and Chief Executive Officer · PrivateBancorp, Inc. and The PrivateBank and Trust Company
Donald L. Beal	President · Arrow Lumber
Naomi T. Borwell	Private Investor
William A. Castellano	Chairman · Workspace, Worknet
Robert F. Coleman	Owner · Robert F. Coleman & Associates
Gary S. Collins*	Vice Chairman and Managing Director
John E. Gorman	General Partner · The Jorman Group
Alvin J. Gottlieb	Private Investor
James M. Guyette	President and Chief Executive Officer · Rolls-Royce North America, Inc.
Richard C. Jensen	Chairman and Chief Executive Officer · The PrivateBank (St. Louis)
Philip M. Kayman	Senior Partner · Neal Gerber & Eisenberg
William R. Langley	Private Investor
Hugh H. McLean*	Vice Chairman and Managing Director
Thomas F. Meagher	Chairman of the Board · Howell Tractor & Equipment Company
William J. Podl	Chairman and Chief Executive Officer · Doran Scales, Inc.
Caren L. Reed	Retired, Vice Chairman · PrivateBancorp, Inc. and The PrivateBank and Trust Company
Michael B. Susman	Partner · Spitzer, Addis, Susman & Krull

The PrivateBank (St. Louis)

Richard C. Jensen	Chairman and Chief Executive Officer · The PrivateBank
Stephen S. Adams, III	Vice President, General Manager · Enterprise Rent-A-Car
Steven N. Cousins	Partner · Armstrong Teasdale, L.L.P.
Allan D. Ivie, IV	President and Chief Operating Officer · The PrivateBank
Lewis A. Levey	Principal · Paragon Group
Ralph B. Mandell	Chairman, Chief Executive Officer and President · PrivateBancorp, Inc. and The PrivateBank and Trust Company
Jacob W. Reby	Member · Lewis, Rice & Fingersh, L.C.
Andrew M. Rosen	Chief Financial Officer and Treasurer · Brown Shoe Company
Sanford B. Scott	Managing Director · The PrivateBank
Jerome W. Thomasson	President · Thomasson Advisory Group
Patricia D. Whitaker	President · Arcturis

* *The PrivateBank and Trust Company only*

Managing Directors

PrivateBancorp, Inc.

Ralph B. Mandell
Chairman, President and Chief Executive Officer

Gary L. Svec
Chief Financial Officer and Corporate Secretary

The PrivateBank and Trust Company

Ralph B. Mandell
Chairman, President and Chief Executive Officer

Gary S. Collins
Vice Chairman and Managing Director

Hugh H. McLean
Vice Chairman and Managing Director

Gary L. Svec
Managing Director and Chief Financial Officer

Thomas N. Castronovo
Managing Director and Director of Marketing

M. Gail Fitzgerald
Managing Director

Nicholas S. Giuliano
Managing Director

Robert P. Griffiths
Managing Director

Alan H. Kohn
Managing Director

Mark L. Kosiek
Managing Director

Robert C. McCall
Managing Director

Jeanene V. Meisser
Managing Director and Director of Operations

Dennis C. Mullen
Managing Director

Thomas S. Palmer
Managing Director and Senior Trust Officer

James A. Ruckstaetter
Managing Director and Chief Credit Officer

The PrivateBank (St. Louis)

Richard C. Jensen
Chairman, Chief Executive Officer and Managing Director

Allan D. Ivie, IV
President and Chief Operating Officer

John J. Kang
Managing Director and Senior Trust Officer

Sanford B. Scott
Managing Director and Senior Commercial Real Estate Officer

Associate Managing Directors

The PrivateBank and Trust Company

Ellen P. Abell
Associate Managing Director and Trust Officer

James K. Badger
Associate Managing Director

Paul A. Berley
Associate Managing Director and Controller

Marcia A. Bowden
Associate Managing Director and Director of Human Resources

Christopher C. Hainey
Associate Managing Director

Lauren J. Henzel
Associate Managing Director and Trust Officer

Richard L. Hillier
Associate Managing Director

Allison M. Mandell
Associate Managing Director

Pamuella F. Mann
Associate Managing Director and Trust Officer

David C. Neilson
Associate Managing Director

Lisa M. O'Neill
Associate Managing Director and Director of Financial Reporting

John D. Papier
Associate Managing Director

John T. Schmidt
Associate Managing Director and Trust Officer

James F. Wagner
Associate Managing Director

The PrivateBank (St. Louis)

Mark A. Graham
Associate Managing Director

Scott W. Schmid
Associate Managing Director

Advisory Boards

DuPage County Office

Karen Bushy
President · Village of Oak Brook

David J. Beedie
President and Chief Executive Officer · The Purizer Corporation

William Boockford
Senior Managing Director · Mesirow Financial, Inc.

Kevin C. Connor
President · JDI Realty, L.L.C.

Larry M. Donovan
President · Recreation Services, Inc.

Richard Gatto
Senior Vice President/Partner · The Alter Group

Robert C. Knuepfer
Partner · Baker & McKenzie

Thomas D. Marcucci
Vice President · Gonnella Baking Company

Edward Momkus
Partner · Momkus, Ozog and McCluskey

Dr. Paul K. Rosenberg
President · Female Healthcare Associates, Ltd.

Gary B. Rothbart
President · Rothbart Realty Company

Jay Sanders
Partner · Professional Business Consultants, Inc.

Kane County Offices

Dr. Steven J. Baginski
Owner · Steven J. Baginski D.D.S. & Associates, Ltd.

Dr. David W. Flatt
Chiropractic Orthopedist · Greater Valley Medicine, S.C.

John A. Gaines
President · Corporate Design, Inc.

John J. Hoscheit
Partner · Hoscheit, McGuirk & Cuscaden, P.C.

Mark A. Nickel
President · Bull & Bear, Ltd.

William J. Podl
Chairman & Chief Executive Officer · Doran Scales, Inc.

Daniel L. Star
President · Centex Homes-Illinois

Sean M. Williams
Partner · Walnut St. Partners, L.L.C.

Lake Forest Office

Dr. Douglas Adler
North Shore Gastroenterology, S.C.

Michael S. Basofin
President · The Cloverleaf Group, Inc.

Sheldon Brottman
Private Investor

Robert F. Carr, III
Chairman & Chief Executive · Fiduciary Management Associates

Daniel J. Hennessy
Partner · Code Hennessy & Simmons, L.L.C.

Gary R. Janko
President · Janko & Company

Jeffry J. Pickus
Senior Vice President, Development · The Pickus Company

James P. Richter
Managing Director · Lake Forest Capital Management

Earl E. Rubinoff
President · The Rubinoff Group

Richard M. Swanson, Jr.
President · R.M. Swanson & Associates, Inc.

Advisory Boards

St. Louis Office

Benjamin Ola Akande, Ph.D.
Dean · Webster University · School of Business and Technology

R. Clark Amos
Principal · Otis & Clark Properties

Thomas L. Benson, III
Partner · Benson & Guest, L.L.P.

Arthur D. Bond, III
President · Bond + Wolfe Architects, Inc.

Charlene Bry
Special Consultant · The Ladue News

Michael F. Burns, M.D.
Physician · Mid-County Orthopaedic Surgery

Thomas T. Cooke
President · T. Cooke Productions, Inc.

James A. Francis
Vice President, General Manager · Lupton Chapel

Glenn B. Guenther
Principal · Discovery Group

Stephen G. Jansen
Managing Director · AON Risk Services

Louis T. Maull, IV
President · Louis Maull Company

Jefferson L. Miller, Jr.
Partner · Adamson Advertising, Inc.

Michael C. Mullenix
President · The Mullenix Companies

Robert A. Noyes
President · The Noyes Group

Marguerite Potter
Private Investor

Michael V. Roberts
President · Roberts Companies

H.G. Schwartz, Jr., Ph.D.
President · Sverdrup Civil, Inc.

Milton P. Wilkins, Jr.
Principal · Roman, Butler, Fullerton & Co.

Wilmette Office

William Downey
Private Investor

J. Jeffrey Geldermann
President · Credentials, Inc.

Richard M. Horwood
Partner · Horwood Marcus & Berk Chartered

Kenneth F. Lieberman
Private Investor

Lester A. Morris
Senior Managing Director of Investment Services · Mesirow Financial, Inc.

Gregory J. Purcell
Managing Director · Arbor Group, L.L.C.

Caren L. Reed
Retired, Vice Chairman · PrivateBancorp, Inc. and The PrivateBank and Trust Company


F O C U S

Stock Transfer Agent

Illinois Stock Transfer Company
209 West Jackson Blvd. – Suite 903
Chicago, IL 60606-6905
(312) 427-2953

Investor Relations

Gary L. Svec
(312) 683-7100
Corporate Secretary and
Chief Financial Officer

The Company's common stock is listed on the NASDAQ Exchange under the symbol "PVTB"

PRIVATEBANCORP

Corporate Office

Ten North Dearborn
Chicago, IL 60602
tel [312] 683-7100
fax [312] 683-7111

www.privatebk.com · Toll-Free Illinois [800] 662-7748

DuPage County Office

1603 West Sixteenth Street
Oak Brook, IL 60523
tel [630] 516-0900
fax [630] 516-0910

Kane County Offices

24 South Second Street
St. Charles, IL 60174
tel [630] 762-0090
fax [630] 762-0092

Geneva Train Station
308 Crescent Place
Geneva, IL 60134
tel [630] 845-4830
fax [630] 845-4836

North Shore Offices

920 South Waukegan Road
Lake Forest, IL 60045
tel [847] 615-3030
fax [847] 482-8122

517 Green Bay Road
Wilmette, IL 60091
tel [847] 853-3900
fax [847] 853-3910

1000 Green Bay Road
Winnetka, IL 60093
tel [847] 441-4400
fax [847] 482-8305

The PrivateBank (St. Louis)

1401 South Brentwood Blvd.
2nd Floor
St. Louis, MO 63144
tel [314] 301-2200
fax [314] 301-2292

www.privatebk-stl.com (St. Louis) · Toll-Free Missouri [877] 963-2265

THE PRIVATEBANK AND TRUST COMPANY

Equal Housing Lender · Member FDIC